Exhibit 21.1

                    GreenMan Technologies, Inc. Subsidiaries


GreenMan Technologies of Minnesota, Inc.

GreenMan Technologies of Georgia, Inc.

GreenMan Technologies of Iowa, Inc.

GreenMan Technologies of Wisconsin, Inc.

GreenMan Technologies of Oklahoma, Inc.

GreenMan Technologies of California, Inc.

GreenMan Technologies of South Carolina, Inc.

GreenMan Technologies of Tennessee, Inc.

Technical Tire Recycling, Inc.